SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street N.W.
Washington, D.C. 20549-1004

FORM 11-K/A

(Amendment No. 1)

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 30, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

Commission file number 1-892

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

     THE BFGOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN FOR WAGE EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Goodrich Corporation Four Coliseum Centre 2730 West Tyvola Road Charlotte, NC 28217-4578

EXPLANATORY NOTE: The Annual Report on Form 11-K for the fiscal year ended December 30, 2001, is being amended and restated in its entirety to reflect the restatement of the 2001 financial statements. Due to the planned transfer of certain assets from The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees, The Coltec Industries Inc Retirement Savings Plan, The Coltec Industries Inc Retirement Accumulation Plan and The Pre-tax Savings Plan for the Salaried Employees of Rohr, Inc. into The BFGoodrich Company Retirement Plus Savings Plan the financial statements of certain of these plans were affected by asset transfers that were not completed by December 30, 2001. As a result of these incomplete asset transfers, some plan assets were understated while others were overstated. The understatement of assets in The BFGoodrich Company Retirement Plus Savings Plan is exactly offset by the overstatements in the transferring plans.

The impact on the financial statements for The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees was to report overstated assets on the Form 11-K filed for the year ended December 30, 2001. After giving effect to the restatement, the net assets available for benefits as of December 30, 2001, have been decreased from $25,175,301 to $19,647,864, and the net decrease in net assets available for benefits for the year ended December 30, 2001, has been increased from $85,125,577 to $90,653,014.

REQUIRED INFORMATION

1.            Audited Financial Statements for the Plan.

The Report of Independent Auditors; Statements of Net Assets Available for Benefits as of December 30, 2001 and 2000; and Statements of Changes in Net Assets Available for Benefits for the years then ended.

2.            Exhibit 23 Consent of Independent Auditors – Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE B.F. GOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN FOR WAGE EMPLOYEES (currently known as the Goodrich Corporation Wage Employees’ Savings Plan)

June 26, 2003	/S/ Kevin P. Heslin Kevin P. Heslin Chairman of Goodrich Corporation Benefit Design and Administration Committee

AUDITED FINANCIAL STATEMENTS

The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees,
for the years ended December 30, 2001 and 2000 with
Report of Independent Auditors

The BFGoodrich Company Retirement
Plus Savings Plan For Wage Employees

Audited Financial Statements

Years Ended December 30, 2001 and 2000

Report of Independent Auditors

Goodrich Corporation
Benefit Design and Administration
Committee

We have audited the accompanying statements of net assets available for benefits of The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees as of December 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the financial statements, a trust to trust transfer included in the statement of net assets available for benefits and the statement of changes in net assets available for benefits as of and for the year ended December 30, 2001 has been restated to include additional assets which were transferred from the Plan. Restating the 2001 financial statements to include the additional assets transferred from the Plan changed the previously reported $25,175,301 net assets available for benefits as of December 30, 2001 to $19,647,864. In addition, the net decrease in net assets available for benefits for the year ended December 30, 2001 changed from a previously reported $85,125,577 to $90,653,014.

/S/ Ernst & Young LLP

Charlotte, North Carolina
June 6, 2002, except for Note 3, as to which the date is
June 18, 2003

The BFGoodrich Company Retirement
Plus Savings Plan For Wage Employees

Statements of Net Assets Available for Benefits

	December 30,

	2001
	(Restated)	2000

Assets
Investments, at fair value:
The BFGoodrich Retirement Plus Savings Plan Master Trust (Notes 2 and 5)	$78,595,407	$109,873,239
Contribution receivables:
Participants	66,117	293,090
The BFGoodrich Company	16,832	134,549

Total receivables	82,949	427,639

Assets available for benefits	$78,678,356	$110,300,878

Liabilities
Trust to trust transfers payable (Notes 1 and 3):
The BFGoodrich Company Retirement Plus Savings Plan	$59,030,492	$—

Total Liabilities	59,030,492	—

Net Assets Available for Plan Benefits	$19,647,864	$110,300,878

See accompanying notes to financial statements.

The BFGoodrich Company Retirement
Plus Savings Plan For Wage Employees

Statements of Changes in Net Assets Available for Benefits

	Year ended
	December 30,	Year ended
	2001	December 30,
	(Restated)	2000

Additions
Investment income:
Interest	$1,136,110	$1,401,646
Dividends	2,048,563	4,571,122
Net realized and unrealized (depreciation) appreciation in aggregate fair value of investments	(11,875,836)	5,213,917

	(8,691,163)	11,186,685

Contributions from:
Participants	7,190,243	7,047,110
The BFGoodrich Company	3,252,906	3,619,297

	10,443,149	10,666,407

Total additions	1,751,986	21,853,092

Deductions
Withdrawals and terminations	8,870,009	7,950,872
Administrative expenses (Note 1)	139,663	133,383

Total deductions	9,009,672	8,084,255
Trust to trust transfers (Notes 1 and 3):
Noveon	(24,364,836)	—
The BFGoodrich Company Retirement Plus Savings Plan	(59,030,492)	—

Net (decrease) increase	(90,653,014)	13,768,837
Net assets available for benefits at beginning of year	110,300,878	96,532,041

Net assets available for benefits at end of year	$19,647,864	$110,300,878

See accompanying notes to financial statements.

The BFGoodrich Company Retirement
Plus Savings Plan For Wage Employees

Notes to Financial Statements

December 30, 2001

1. Description of the Plan

The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees (the “Plan”) is a defined contribution plan covering substantially all regular service wage employees of Goodrich Corporation’s (the “Company”) Akron, Cleveland, Cincinnati and Troy, Ohio; Calvert City and Louisville, Kentucky; Union and Spencer, West Virginia; Tullahoma, Tennessee; Phoenix, Arizona; Charlotte, North Carolina; and Everett and Kalama, Washington plants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective February 1, 1994, The BFGoodrich Company Retirement Plus Savings Plan Master Trust (the “Master Trust”) was established to hold the assets of the Plan and the assets of The BFGoodrich Company Retirement Plus Savings Plan. All investment information disclosed in the financial statements, including investments held at December 30, 2001 and 2000, and net appreciation (depreciation) in fair value of investments, and interest and dividend income for the years ended December 30, 2001 and 2000, was obtained or derived from information supplied and certified as complete and accurate by Fidelity Investments (the “Trustee”).

On May 4, 2001, $24,364,836 in Plan assets were transferred to Noveon Inc. in connection with the sale of the Company’s Performance Materials segment.

On December 30, 2001, the account balances of all non-union participants and participants from certain divisions of the Plan were merged into The BFGoodrich Company Retirement Plus Savings Plan, resulting in a transfer of $59,030,492 out of the Plan.

The Plan offers participants the choice of two savings options: an after-tax savings option and a pretax, 401(k) savings option. Under the after-tax savings option, employee contributions are subject to federal income taxes, whereas under the pre-tax savings option the participants postpone paying federal income taxes on the amount of contributions deducted from their wages until the contributions are withdrawn from the Plan. Participants can elect to participate in either or both of the savings options, and can contribute to each of the investment funds under both savings options.

The BFGoodrich Company Retirement
Plus Savings Plan For Wage Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Each employee who elects to become a participant in the Plan authorizes a payroll deduction from 1% to 18% of their eligible earnings, subject to limitation under the Internal Revenue Code (the “Code”).

The Plan provides that for each plan year the employer will contribute, as matching contributions, a percentage of the participants’ contributions that are 6% or less of the participant’s monthly eligible earnings, except for contributions made for the participants employed at the Tullahoma and Cleveland Landing Gear plants. Employer matching contributions made for the Tullahoma participants and Cleveland Landing Gear participants are limited to 4% or less of the participant’s monthly eligible earnings.

The employer matching contribution rate varies from plant to plant, but generally approximates 50% of participants’ eligible contributions to the Plan. In some cases, the matching contribution rate is higher if contributions are directed to the BFGoodrich Stock Fund. Employer matching contributions are invested initially in the BFGoodrich Stock Fund, except for participants of one small business unit of the Company where the employer match is participant-directed. Under certain conditions, participants can redirect the employer matching contributions to the other investment funds.

The Plan also provides for the making of employer retirement contributions to the accounts of eligible employees of the Akron and Kalama plants. These contributions, which are not contingent on the making of employee contributions, equal 4% of the monthly eligible earnings for the Akron and Kalama employees. These contributions have been invested in the Managed Income Fund. Participants can redirect the employer retirement contributions to the other investment funds.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Code. Rollover contributions can be made only in cash to the Plan’s pre-tax savings option.

Dividends, interest and proceeds from sale of investments in each Fund are reinvested in the respective Fund.

Participant contributions are always fully vested. Company contributions vest immediately upon completion of three years of service by the participant. Effective April 9, 1999, a change in control as defined in the Plan occurred resulting in all participants on that date becoming fully vested in Company contributions. Company contributions may not be withdrawn until the participant reaches age 55, or upon termination, disability or death. Forfeitures are applied to reduce contributions required by the Company.

The BFGoodrich Company Retirement
Plus Savings Plan For Wage Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

A participant who elects to withdraw from the Plan is paid the current value of his vested account balance. Distributions from the BFGoodrich Stock Fund are made in cash or stock of the Company, and distributions from the other funds are made in cash.

Participants may borrow against their employee contributions and related earnings as permitted under the Code not to exceed the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing market rates as determined monthly by the Trustee. Principal and interest is paid ratably through monthly payroll deductions.

Administrative expenses related to record keeping are paid by the Plan and charged to participants’ accounts. Investment management fees are charged against the earnings of the investment funds in which the participants’ funds are invested.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue such contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.

The foregoing description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Copies of the plan document are available from the Human Resource Department of the Company.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation

The Plan’s investments are held in the Master Trust, a master investment trust administered by the Trustee. Participation units of the Master Trust are stated at the underlying fair value of the trust investments. The asset value of the BFGoodrich Stock Fund is derived from the value of Company common stock. Investments in the individual Fidelity mutual

The BFGoodrich Company Retirement
Plus Savings Plan For Wage Employees

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

funds are valued at quoted market prices on the last business day of the Plan year. Investments in the Stable Value Fund are primarily investment contracts, offered by major insurance companies and other approved financial institutions (with an average yield of 6.0% in 2001 and 6.3% in 2000), and are valued at contract value (which approximates fair value). The loans to participants are valued at their outstanding balance, which approximates fair value. Temporary investments represent investments in short-term fixed income obligations, which have a fair value approximately equal to cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Restatement

The amount reflected as a trust to trust transfer to The BFGoodrich Company Retirement Plus Savings Plan in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in the 2001 financial statements has been restated to include additional assets which were transferred from the Plan. Restating the 2001 financial statements to include the additional assets transferred from the Plan changed the previously reported $25,175,301 net assets available for benefits as of December 30, 2001 to $19,647,864. In addition, the net decrease in net assets available for benefits for the year ended December 30, 2001 changed from a previously reported $85,125,577 to $90,653,014.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 28, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Goodrich Corporation Benefit Design and Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Investments

The investment in the Master Trust represents the Plan’s proportionate interest in the assets of the Master Trust at December 30, 2001 and 2000. The Plan’s investment in the Master Trust represented 2.2% and 16.5% of the total assets of the Master Trust at December 30, 2001 and 2000, respectively.

The BFGoodrich Company Retirement
Plus Savings Plan For Wage Employees

Notes to Financial Statements (continued)

5. Investments (continued)

The Plan has a divided interest in the Participant Loan Account, which reflects the Plan’s specific loan transactions. Participation by the Plan in the Master Trust investment accounts is increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Summarized financial information for the Master Trust is as follows:

	December 30,
	2001	December 30,
	(Restated)	2000

Statement of Assets
Investments at fair value:
BFGoodrich Stock Fund	$169,315,198	$272,523,990
Fidelity Investments	263,865,839	364,573,017
Loans to participants	19,398,632	27,857,167

Total investments	452,579,669	664,954,174

Receivables:
Dividend receivables	1,723,325	2,024,235
Trust to trust transfer receivables	446,550,794	—

Total receivables	448,274,119	2,024,235

Assets payable to participating plans	$900,853,788	$666,978,409

	Year Ended
	December 30,	Year Ended
	2001	December 30,
	(Restated)	2000

Statement of Changes in Assets
Assets payable to participating plans at beginning of year	$666,978,409	$582,490,237

Total additions	74,512,040	91,376,590
Total deductions	(214,359,348)	(59,876,383)
Net realized and unrealized (depreciation) appreciation in fair value of investments	(72,828,107)	52,987,965
Trust to trust transfer receivables	446,550,794	—

Assets payable to participating plans at end of year	$900,853,788	$666,978,409

The BFGoodrich Company Retirement
Plus Savings Plan For Wage Employees

Notes to Financial Statements (continued)

6. Nonparticipant-Directed Investments

The Plan’s investment options are participant-directed with the exception of the BFGoodrich Stock Fund and the Stable Value Fund. The employer match on participant contributions is automatically invested in the BFGoodrich Stock Fund, and may only be redirected under certain conditions. Retirement contributions are automatically invested in the Managed Income Fund and may be redirected by participants with no restrictions. As the participant-directed and non-participant directed amounts cannot be separately determined, these investment options are considered to be non-participant directed for financial statement disclosure purposes under Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters.”

Information about the assets and the significant components of the changes in the assets relating to the non-participant directed investments is as follows:

	BFGoodrich Stock Fund		Stable Value Fund
	December 30,	December 30,	December 30,	December 30,
	2001	2000	2001	2000

Assets:
Investments, at fair value:
The BFGoodrich Retirement Savings Plan Master Trust	$26,742,552	$37,977,178	$9,782,492	$12,189,495
Contributions receivable	41,591	263,867	13,994	42,457

	$26,784,143	$38,241,045	$9,796,486	$12,231,952

	Year Ended	Year Ended	Year Ended	Year Ended
	December 30,	December 30,	December 30,	December 30,
	2001	2000	2001	2000

Changes in Assets:
Total additions	$7,904,027	$5,806,837	$1,474,693	$3,320,762
Total deductions	(12,831,518)	(1,682,100)	(3,910,159)	(2,307,704)
Net realized and unrealized appreciation (depreciation) in fair value of investments	(6,529,411)	10,689,883	–	–

	$(11,456,902)	$14,814,620	$(2,435,466)	$1,013,058

The BFGoodrich Company Retirement
Plus Savings Plan For Wage Employees

Notes to Financial Statements (continued)

7. Transactions with Parties-in-Interest

All legal and accounting expenses of the Plan are paid by the Company. Other than as described above or pursuant to the Master Trust agreement, the Plan has had no agreements or transactions with any parties-in-interest.

8. Number of Participants (unaudited)

At the end of 2001 and 2000 there were 2,970 and 3,595 participants, respectively, with account balances in the Plan.

9. Subsequent Event

On January 1, 2002, the name of the Plan was changed to Goodrich Corporation Wage Employees’ Savings Plan.

EXHIBIT INDEX

23       Consent of Independent Auditors — Ernst & Young LLP.

99.1    Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.